Eco Building Products Inc.
909 West Vista Way
Vista, California 20549

Date:	December 7, 2011

To:	Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
ATTN: Scott Stringer

Subject:	Response to your letter dated November 15, 2011
to Mr. Steve Conboy, President, Eco Building Products Inc.

Reference:	Eco Building Products Inc.
Form 10-K for the fiscal year ended June 30, 2011
Filed September 28, 2011
File No. 000-53875

Response and actions taken regarding the subject SEC letter and comment related to any related re-audit requirements related to financial statements for the year ended June 30, 2010 audited by Cordovano and Honeck, LLP.

BEGINNING OF RESPONSES

Our Form 10-K for the fiscal year ended June 30, 2011 was filed on September 28, 2011. This was prior to the October 13, 2011 revocation of the registration of Cordovano and Honeck, LLP with the Public Company Accounting Oversight Board ("PCAOB").

Only financial statements for the year ended June 30, 2010 were audited by Cordovano and Honeck, LLP.

As disclosed in our Current report on Form 8-K filed April 27, 2011, effective as of April 22, 2011, Cordovano and Honeck LLP was dismissed as our independent registered public accounting firm and  we engaged dbbmckennon as our independent registered public accounting firm.

Our current audit for the year ended June 30, 2011 was done by dbbmckennon. We filed our Quarterly Report for the three month period ended September 30, 2011 on November 15, 2011. Presently we have had the last five quarterly periods audited or reviewed by dbbmckennon. We are nearing the end of the current quarter at December 31, 2011 and will promptly file financial statements reviewed by dbbmckennon.

We understand that the issue of re-audit for the fiscal year ended June 30, 2010 previously audited by Cordovano and Honeck, LLP may be required if we needed to file a registration statement or take some other action requiring the refilling of financial statements for that period. We are presently not expecting such an event in the next six months. Any re-audit would be an undue expense and burden to the Company.

Our auditor at Cordovano and Honeck, LLP was not Samuel D. Cordovano, CPA who was the partner that caused deregistration of the firm based on the news release cited in your letter.   As the audit of our financial statements for that period was not related to the circumstances for deregistration of the audit firm we do not believe there is a need to voluntarily undertake the expense and burdens of a re-audit of the prior year.

Given that at the time of submission our reports contained audited financial statements from firms registered with the PCAOB as required, our prior years audited statements are not at issue with the PCAOB and our audit partner was not the subject of the prior firms deregistration; we have been presented with no factors that merit a costly, time consuming, voluntary re-audit of financial statements that will not be present in our next Annual report. In addition our current audit firm has already audited or reviewed the past five quarterly periods filed and soon to be six periods. The Company should not have to suffer the costs and burdens of a re-audit that would have no discernible benefit at this time.

END OF RESPONSES